UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Emergent Capital, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

29102N303

(CUSIP Number)

Mark A. Ellis, Esq.

Kutak Rock LLP

1650 Farnam Street

Omaha, NE 68102

(402) 346-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	29102N303

1	NAMES OF REPORTING PERSONS I.R.S.. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brennan Opportunities Fund I LP 82-2007132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[1]	Based on 158,065,825 shares of common stock outstanding on August 23, 2017.

SCHEDULE 13D

CUSIP No.	29102N303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brennan Asset Management, LLC 38-4041421
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IA

[2]	Based on 158,065,825 shares of common stock outstanding on August 23, 2017.

SCHEDULE 13D

CUSIP No.	29102N303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick T. Brennan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%[3]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Based on 158,065,825 shares of common stock outstanding on August 23, 2017.

Item 1.	Security and Issuer

(a)	This statement on Schedule D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Emergent Capital, Inc., a Florida corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 5355 Town Center Road, Suite 701, Boca Raton, Florida 33486.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	The persons and entities filing this Schedule 13D are Brennan Opportunities Fund I LP (“BOF”), Brennan Asset Management, LLC (“BAM Management”) and Patrick T. Brennan (“Brennan”) (collectively, the “Reporting Persons”).

(b)	The address of the principal place of business for BOF, BAM Management and Brennan is 1 Sea Breeze Court, Napa, California 94559.

(c)	The principal business of each of the Reporting Persons is the investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Brennan is a United States citizen. BOF and BAM Management are organized in Delaware.

Item 3.	Source and Amount of Funds or Other Considerations

On August 11 and 14, 2017, the Reporting Persons acquired shares of Common Stock as reported in this Schedule 13D as follows: BOF acquired 8,750,000 shares of Common Stock on August 11, 2017 and 3,750,000 shares of Common Stock on August 14, 2017; BAF Management, the general partner of BOF, and Brennan, the manager of BAF Management each acquired beneficial ownership of BOF’s securities; BOF paid an aggregate of $5,000,000.00, all of which funds were paid from working capital. As a result, the Reporting Persons beneficially own an aggregate of 12,500,000 shares of Common Stock which equals approximately 7.9% of the outstanding shares of Common Stock as of August 23, 2017.

Item 4.	Purpose of Transaction

The shares of Common Stock acquired by the Reporting Persons were issued and sold pursuant to a Securities Purchase Agreement dated as of August 11, 2017 between the Issuer and BOF (the “Securities Purchase Agreement”). In connection with the purchase of the Common Stock, the Issuer agreed to register the resale of the shares of Common Stock issued and sold pursuant to the Securities Purchase Agreement pursuant to a Registration Rights Agreement dated as of August 11, 2017 between the Issuer and BOF (the “Registration Rights Agreement”).

Other than as described in this Schedule 13D, the Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof and as more fully described in Item 3 above, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 12,500,000 shares of Common Stock with sole or shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such Securities as follows:

BOF has shared power with Brennan.

BAM Management has shared power with Brennan.

Brennan has sole power over Securities beneficially owned by BOF and BAM Management.

The 12,500,000 shares of Common Stock beneficially owned by the Reporting Persons, as more fully described in Item 3 above, represent 7.9% of the issued and outstanding shares of Common Stock based on 158,065,825 shares of Common Stock outstanding as of August 23, 2017 as provided by the Issuer.

(b)	See (a) above.

(c)	Except as described in Item 4 above, there have been no transactions in the securities of the Issuer by any of the Reporting Persons during the past sixty days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

See Exhibit Index.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2017

Brennan Opportunities Fund I LP

By: Brennan Asset Management LLC, its general partner

By:	/s/ Patrick T. Brennan
	Name:	Patrick T. Brennan
	Title:	Manager

Brennan Asset Management LLC

By:	/s/ Patrick T. Brennan
	Name:	Patrick T. Brennan
	Title:	Manager

Patrick T. Brennan

/s/ Patrick T. Brennan

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit No.	Description

10.1	Securities Purchase Agreement, dated as of August 11, 2017, by and between Emergent Capital, Inc. and Brennan Opportunities Fund I LP (incorporated by reference to Emergent Capital, Inc.’s Form 10-Q filed with the Commission on August 14, 2017 (File No. 001-35064)).

10.2	Registration Rights Agreement, dated as of August 11, 2017, by and between Emergent Capital, Inc., and Brennan Opportunities Fund I LP (incorporated by reference to Emergent Capital, Inc.’s Form 10-Q filed with the Commission on August 14, 2017 (File No. 001-35064)).

99.1	Joint Filing Agreement, dated as of August 24, 2017 by and among Brennan Opportunities Fund I LP, Brennan Asset Management, LLC and Patrick T. Brennan.*

*	Filed herewith.